Exhibit 99.1

Corporate Headquarters
For Immediate Release		40W267 Keslinger Road
PO Box 393
For Details Contact:		LaFox, IL 60147-0393 USA
Edward J. Richardson	Kathleen S. Dvorak	Phone:	(630) 208-2200
Chairman and CEO	EVP & CFO	Fax:	(630) 208-2550
Phone: (630) 208-2340	(630) 208-2208
E-mail: info@rell.com

RICHARDSON ELECTRONICS REPORTS SECOND QUARTER FISCAL

2009 RESULTS, ANNOUNCES SHARE REPURCHASE PROGRAM,

AND DECLARES CASH DIVIDEND

LaFox, IL, January 7, 2009: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported second quarter fiscal 2009 net income of $5.9 million, or $0.31 per diluted common share, on sales of $132.6 million, compared with a net loss of $0.7 million on sales of $145.0 million last year.

SG&A costs during the second quarter declined to $28.2 million, or 21.3% of net sales, compared to $31.3 million, or 21.6% of net sales last year. Operating income during the second quarter was $5.0 million, or 3.7% of net sales, compared to operating income of $2.5 million, or 1.7% of net sales last year. Cash provided by operating activities during the second quarter was $4.5 million, compared to $2.7 million of cash provided by operating activities during the second quarter last year.

“While our sales have been impacted by the weakening economic conditions, I am pleased with the significant progress we have made in driving costs out of the company. Our progress is reflected in the operating income of $5.0 million during the second quarter and $9.4 million for the first half of this fiscal year,” said Edward J. Richardson, Chairman, Chief Executive Officer and President of Richardson Electronics, Ltd.

“In light of the uncertainty surrounding the current global economic environment, we will continue to make adjustments to our cost structure and business model to enhance our profitability,” added Mr. Richardson.

FINANCIAL HIGHLIGHTS — THREE MONTHS ENDED NOVEMBER 29, 2008

•

Consolidated net sales for the quarter were $132.6 million, compared to $145.0 million last year. Net sales for the RF, Wireless & Power Division (“RFPD”) declined 2.1%, or $2.0 million, during the second quarter of fiscal 2009 compared to the second quarter of fiscal 2008. Net sales for the Electron Device Group (“EDG”) and Canvys (formerly known as Display Systems Group “DSG”) decreased 22.8% and 13.7%, respectively, during the second quarter of fiscal 2009 as compared to the second quarter last year.

•	Consolidated gross margin percentage increased to 25.0% during the second quarter of fiscal 2009 compared to 23.3% during the second quarter last year.

•

Selling, general, and administrative expenses decreased to $28.2 million, or 21.3% of net sales, during the second quarter of fiscal 2009 compared to $31.3 million, or 21.6% of net sales, during the second quarter last year.

•	Operating income during the second quarter of fiscal 2009 was $5.0 million, up 100%, compared to operating income of $2.5 million during the second quarter of fiscal 2008.

•	Net income during the second quarter of fiscal 2009 was $5.9 million, or $0.31 per diluted common share, versus a net loss of $0.7 million during the second quarter last year.

FINANCIAL HIGHLIGHTS — SIX MONTHS ENDED NOVEMBER 29, 2008

•

Consolidated net sales for the first six months were $271.5 million, compared to $274.5 million last year. Net sales for RFPD increased 5.9%, or $10.5 million, during the first six months of fiscal 2009 compared to the first six months of fiscal 2008. Net sales for EDG and Canvys decreased 13.8% and 9.2%, respectively, during the first six months of fiscal 2009 as compared to the first six months last year.

•	Consolidated gross margin percentage increased to 24.3% during the first six months of fiscal 2009 compared to 24.2% during the first six months last year.

•

Selling, general, and administrative expenses decreased to $56.4 million, or 20.8% of net sales, during the first six months of fiscal 2009 compared to $61.3 million, or 22.3% of net sales, during the first six months last year.

•	Operating income during the first six months of fiscal 2009 was $9.4 million, up 83%, compared to operating income of $5.1 million during the first six months of fiscal 2008.

•	Net income during the first half of fiscal 2009 was $9.6 million, or $0.52 per diluted common share, versus a net loss of $1.0 million during the first half last year.

CONTINUING FOCUS ON WORKING CAPITAL MANAGEMENT AND CASH FLOWS

Cash flows provided by operating activities were $4.5 million and $3.6 million during the second quarter and first six months of fiscal 2009, respectively.

“We spent approximately $10 million for inventory, excluding the effects of foreign exchange, during the first six months of fiscal 2009. This was offset by a decrease in our accounts receivable and an increase in our accounts payable balances as of November 29, 2008, compared to our fiscal 2008 year end. Although it is difficult to predict how the current global economic conditions will impact us over the next several quarters, we remain focused on working capital management and improving our cash flows,” said Kathleen S. Dvorak, Executive Vice President and Chief Financial Officer.

REDUCING DEBT

During the second quarter of fiscal 2009, we retired $3.3 million of our 8% convertible senior subordinated notes at a discount of 29%, resulting in a net gain of $849,000. The retirement of the notes was financed through cash generated from operating activities.

SHARE REPURCHASE PROGRAM

On January 6, 2009, the Company’s Board of Directors approved a share repurchase program authorizing the Company to purchase up to $12.6 million of its outstanding common stock. Stock repurchases under this program may be made on the open market or in privately negotiated transactions, depending on factors including market conditions and other factors. The stock repurchase program does not have an expiration date and may be suspended or discontinued at any time.

“We believe an investment in our stock at this time represents an excellent opportunity for us to return value to our shareholders,” said Mr. Richardson.

OUTLOOK

“The second quarter financial results reflect continued progress in many key areas of our business. While the current economic crisis limits our visibility to future sales, we remain committed to improving gross margin and reducing costs throughout the company” added Mr. Richardson.

CASH DIVIDEND

The Company today also announced that its Board of Directors voted to declare a $0.02 cash dividend per share to all holders of common stock and a $0.018 cash dividend per share to all holders of Class B common stock. The dividend will be payable on February 20, 2009, to all common stockholders of record on February 11, 2009. The Company currently has 14,865,370 outstanding shares of common stock and 3,048,258 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, January 8, 2009, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s second quarter 2009 results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 888-419-5570 and enter access code 18839404 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on January 8, 2009, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 71779862.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K for the most recently ended fiscal year. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a global provider of engineered solutions and a global distributor of electronic components to the radio frequency (“RF”), wireless and power conversion, electron device, and display systems markets. Utilizing its core engineering and manufacturing capabilities, the Company is committed to a strategy of providing specialized technical expertise and value-added products, or “engineered solutions,” in response to its customers’ needs. These solutions include products which it manufactures or modifies and products which are manufactured to the Company’s specifications by independent manufacturers under its own private labels. Additionally, the Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for end products of its customers. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
Statements of Operations	November 29, 2008	December 1, 2007	November 29, 2008	December 1, 2007
Net sales	$132,551	$144,985	$271,498	$274,450
Cost of sales	99,373	111,185	205,601	208,012

Gross profit	33,178	33,800	65,897	66,438
Selling, general, and administrative expenses	28,219	31,317	56,403	61,283
Loss on disposal of assets	3	10	78	11

Operating income	4,956	2,473	9,416	5,144

Other (income) expense:
Interest expense	1,183	1,616	2,359	4,244
Investment income	(163)	(245)	(370)	(616)
Foreign exchange (gain) loss	(1,485)	1,357	(2,483)	1,801
Gain on retirement of long-term debt	(849)	—	(849)	—
Other, net	(90)	(39)	(166)	8

Total other (income) expense	(1,404)	2,689	(1,509)	5,437

Income (loss) from continuing operations before income taxes	6,360	(216)	10,925	(293)
Income tax provision	426	464	1,298	778

Income (loss) from continuing operations	5,934	(680)	9,627	(1,071)
Income from discontinued operations, net of tax	—	24	—	55

Net income (loss)	$5,934	$(656)	$9,627	$(1,016)

Net income (loss) per common share – basic:
Income (loss) from continuing operations	$0.34	$(0.04)	$0.55	$(0.06)
Income from discontinued operations	0.00	0.00	0.00	0.00

Net income (loss) per common share – basic	$0.34	$(0.04)	$0.55	$(0.06)

Net income (loss) per Class B common share – basic:
Income (loss) from continuing operations	$0.30	$(0.03)	$0.49	$(0.05)
Income from discontinued operations	0.00	0.00	0.00	0.00

Net income (loss) per Class B common share – basic	$0.30	$(0.03)	$0.49	$(0.05)

Net income (loss) per common share – diluted:
Income (loss) from continuing operations	$0.31	$(0.04)	$0.52	$(0.06)
Income from discontinued operations	0.00	0.00	0.00	0.00

Net income (loss) per common share – diluted	$0.31	$(0.04)	$0.52	$(0.06)

Net income (loss) per Class B common share – diluted:
Income (loss) from continuing operations	$0.28	$(0.03)	$0.47	$(0.05)
Income from discontinued operations	0.00	0.00	0.00	0.00

Net income (loss) per Class B common share – diluted	$0.28	$(0.03)	$0.47	$(0.05)

Weighted average number of shares:
Common shares – basic	14,858	14,798	14,855	14,783

Class B common shares – basic	3,048	3,048	3,048	3,048

Common shares – diluted	21,140	14,798	21,139	14,783

Class B common shares – diluted	3,048	3,048	3,048	3,048

Dividends per common share	$0.020	$0.040	$0.040	$0.080

Dividends per Class B common share	$0.018	$0.036	$0.036	$0.072

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	November 29, 2008	May 31, 2008
Assets
Current assets:
Cash and cash equivalents	$35,480	$40,042
Accounts receivable, less allowance of $1,559 and $1,635	100,166	109,520
Inventories	99,698	93,858
Prepaid expenses	5,319	4,300
Deferred income taxes	2,093	2,121

Total current assets	242,756	249,841

Non-current assets:
Property, plant and equipment, net	26,526	28,635
Goodwill	1,602	1,483
Other intangible assets, net	528	758
Non-current deferred income taxes	3,692	3,875
Assets held for sale	82	105
Other non-current assets	1,111	1,538

Total non-current assets	33,541	36,394

Total assets	$276,297	$286,235

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$62,405	$58,860
Accrued liabilities	18,775	21,818

Total current liabilities	81,180	80,678

Non-current liabilities:
Long-term debt	52,353	55,683
Long-term income tax liabilities	5,189	6,768
Other non-current liabilities	1,403	1,676

Total non-current liabilities	58,945	64,127

Total liabilities	140,125	144,805

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, $0.05 par value; issued 15,930 shares at November 29, 2008, and 15,929 shares at May 31, 2008	797	797
Class B common stock, convertible, $0.05 par value; issued 3,048 shares at November 29, 2008, and May 31, 2008	152	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	120,044	119,735
Common stock in treasury, at cost, 1,065 shares at November 29, 2008, and May 31, 2008	(6,310)	(6,310)
Retained earnings	20,021	11,098
Accumulated other comprehensive income	1,468	15,958

Total stockholders’ equity	136,172	141,430

Total liabilities and stockholders’ equity	$276,297	$286,235

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Six Months Ended
	November 29, 2008	December 1, 2007	November 29, 2008	December 1, 2007
Operating activities:
Net income (loss)	$5,934	$(656)	$9,627	$(1,016)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	1,150	1,258	2,359	2,573
Gain on retirement of long-term debt	(849)	—	(849)	—
Loss on disposal of assets	3	10	78	11
Write-off of deferred financing costs	—	—	—	643
Stock compensation expense	206	249	304	347
Deferred income taxes	(251)	(201)	(60)	(979)
Accounts receivable	918	(3,457)	2,072	5,400
Inventories	(2,800)	5,134	(10,398)	(1,429)
Prepaid expenses	35	(107)	(1,222)	532
Accounts payable	1,558	3,005	5,407	11,691
Accrued liabilities	(586)	(1,023)	(2,232)	(6,845)
Other	(783)	(1,473)	(1,514)	(2,265)

Net cash provided by operating activities	4,535	2,739	3,572	8,663

Investing activities:
Capital expenditures	(369)	(2,314)	(498)	(3,892)
Proceeds from sale of assets	29	346	51	387
Contingent purchase price consideration	(86)	—	(139)	—
(Gain) loss on sale of investments	4	—	(10)	8
Proceeds from sales of available-for-sale securities	40	—	99	157
Purchases of available-for-sale securities	(40)	—	(99)	(157)

Net cash used in investing activities	(422)	(1,968)	(596)	(3,497)

Financing activities:
Proceeds from borrowings	47,600	65,600	57,900	111,400
Payments on debt	(47,600)	(69,800)	(57,900)	(177,040)
Retirement of long-term debt	(2,364)	—	(2,364)	—
Restricted cash	—	—	—	61,899
Proceeds from issuance of common stock	—	—	5	69
Cash dividends	(352)	(703)	(704)	(1,405)
Other	—	(95)	—	(95)

Net cash used in financing activities	(2,716)	(4,998)	(3,063)	(5,172)

Effect of exchange rate changes on cash and cash equivalents	(2,984)	2,646	(4,475)	2,770

Increase (decrease) in cash and cash equivalents	(1,587)	(1,581)	(4,562)	2,764
Cash and cash equivalents at beginning of period	37,067	21,781	40,042	17,436

Cash and cash equivalents at end of period	$35,480	$20,200	$35,480	$20,200

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Second Quarter and First Six Months of Fiscal 2009 and 2008

(in thousands)

By Business Unit:

	Net Sales			Gross Profit
Second Quarter	FY 2009	FY 2008	% Change	FY 2009	% of Sales	FY 2008	% of Sales
RF, Wireless & Power Division	$93,445	$95,486	(2.1)%	$21,263	22.8%	$21,095	22.1%
Electron Device Group	22,210	28,765	(22.8)%	7,811	35.2%	9,290	32.3%
Canvys	16,820	19,487	(13.7)%	4,156	24.7%	3,895	20.0%
Corporate	76	1,247		(52)		(480)

Total	$132,551	$144,985	(8.6)%	$33,178	25.0%	$33,800	23.3%

	Net Sales			Gross Profit
Six Months	FY 2009	FY 2008	% Change	FY 2009	% of Sales	FY 2008	% of Sales
RF, Wireless & Power Division	$190,317	$179,792	5.9%	$42,169	22.2%	$41,467	23.1%
Electron Device Group	47,261	54,850	(13.8)%	15,440	32.7%	17,702	32.3%
Canvys	33,933	37,374	(9.2)%	8,486	25.0%	7,712	20.6%
Corporate	(13)	2,434		(198)		(443)

Total	$271,498	$274,450	(1.1)%	$65,897	24.3%	$66,438	24.2%